UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE 14D-9
(Rule 14d-101)

______________________

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

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EMS TECHNOLOGIES, INC.

(Name of Subject Company)

EMS TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

26873N108

(CUSIP Number of Class of Securities)

______________________

Dr. Neilson A. Mackay

President and Chief Executive Officer

EMS Technologies, Inc.

660 Engineering Drive
Norcross, Georgia 30092

(770) 263-9200

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person Filing Statement)

With copies to:

C. William Baxley	Stephen Fraidin
Anne M. Cox	Yi (Claire) Sheng
King & Spalding LLP	Kirkland & Ellis LLP
1180 Peachtree Street, N.E.	601 Lexington Avenue
Atlanta, Georgia 30309	New York, New York 10022
(404) 572-4600	(212) 446-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 27, 2011 (as the same may further be amended or supplemented from time to time, the “Schedule 14D-9”), by EMS Technologies, Inc., a Georgia corporation (the “Company”), relating to the tender offer disclosed in the Schedule TO, dated June 27, 2011, filed by Egret Acquisition Corp., a Georgia corporation (“Purchaser”) and a wholly owned subsidiary of Honeywell International Inc., a Delaware corporation (“Parent”), pursuant to which Purchaser is offering to purchase all the issued and outstanding shares of the Company’s common stock, par value $0.10 per share, including the associated common stock purchase rights, at a purchase price of $33.00 per share (the “Offer Price”), net to the holder in cash, subject to any applicable withholding taxes and without interest, and otherwise upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 2011 (the “Offer to Purchase”), and in the related letter of transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”).

All information in the Schedule 14D-9 is incorporated into this Amendment by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the final paragraph under “FCC Approval” on page 44 of the Schedule 14D-9:

          “On August 15, 2011, Parent received the last of the necessary approvals from the FCC required in connection with the Offer. As a result, the FCC Condition and all of the other regulatory conditions for the Offer have been satisfied. The Offer continues to be conditioned upon the other conditions described in Section 15—“Conditions of the Offer” of the Offer to Purchase. The Offer is scheduled to expire at 5:30 p.m., New York City time, on Friday, August 19, 2011.

On August 15, 2011, Parent issued a press release announcing receipt of all regulatory approvals, including approvals of the Federal Communications Commission. The full text of the press release issued by Parent is set forth as Exhibit (a)(21) hereto and is incorporated by reference herein.”

Item 8 of Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph after the final paragraph under “Litigation” as disclosed in Amendment No. 3 to the Schedule 14D-9:

“On August 15, 2011, the Superior Court of Fulton County of the State of Georgia granted Parent’s and the Company’s motions to dismiss the Shaev Complaint in an oral ruling. The Company, Parent, and Purchaser expect that the Court will enter a written dismissal order in due course.”

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
“(a)(21)	Press release issued by Parent, dated August 15, 2011, announcing receipt of all regulatory approvals (incorporated by reference to Exhibit (a)(1)(K) to Amendment No. 7 to the Schedule TO filed with the SEC by Parent and Purchaser on August 15, 2011)”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

EMS TECHNOLOGIES, INC.

By:	/s/ GARY B. SHELL
Name: Gary B. Shell Title: Senior Vice President and Chief Financial Officer

Dated: August 15, 2011